May 15, 2025

Emma E. Giamartino
Chief Financial Officer
CBRE Group, Inc.
2121 North Pearl Street
Suite 300
Dallas, TX 75201

       Re: CBRE Group, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-32205
Dear Emma E. Giamartino:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 47

1. We note your adjustment for Non-cash depreciation and amortization expense related to certain assets attributable to acquisitions to arrive at Core net income attributable to
       CBRE Group, Inc., as adjusted. Please tell us and revise your filing to clarify the nature of this adjustment, including how it was derived. Further, please tell us and revise your filing to clarify why the exclusion of this expense provides useful information to investors. Please refer to Item 10(e) of Regulation S-K. This comment also applies to your presentation of this non-GAAP measure in your earnings release.
2. We note that you deduct certain passed through costs to derive net revenue, a non-
       GAAP financial measure that you use to evaluate the operating performance of the
       Company and its segments. We note your disclosure that these costs are largely associated with subcontracted vendor work performed for clients and is passed
 May 15, 2025
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       through to the client generally with no margin. As such, it appears that some of the passed through costs may have a profit margin. Please provide us with more information regarding the nature and terms of contracts with passed through costs that have a profit margin and contracts with passed through costs that do not have a profit margin, including the terms of any fees earned by you under the contracts. In your response, please tell us whether the terms of your contracts specifically require the customer to reimburse you for amounts paid to subcontractors and include an example of the contract terms in your response. In addition, please include an explanation of how you considered Question 100.04 of the Compliance & Disclosure Interpretation
       on Non-GAAP Financial Measures in determining the appropriateness of this adjustment. This comment applies to your presentation of net revenue throughout your
       Form 10-K and in your earnings release.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction